Exhibit_99.1

Scopus Announces Record Third Quarter 2008 Results

Revenues grew 31% year over year reaching $19.9 million

TEL – AVIV, November 10, 2008 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the third quarter of 2008, ending September 30, 2008.

Third Quarter Highlights:

—	Strong revenue growth reaching a record of $19.9 million, a 31% year-over-year increase and a 4% sequential increase.

—	Net income of $0.5 million on a GAAP basis and $0.9 million on a non-GAAP basis (excluding stock based compensation)

Third Quarter 2008 Results Summary

Revenue for the third quarter totaled $19.9 million, a 31% increase from the $15.2 million reported in the third quarter of 2007. The breakdown of revenue by region was 43% EMEA, 23% Asia and Pacific Rim and 34% Americas.

Gross profit for the third quarter of 2008 was $10.1 million compared with $7.3 million in the third quarter 2007. Gross profit as a percentage of revenues was 51%, compared with 48% in the third quarter of 2007.

Net income on a GAAP basis for the third quarter of 2008 was $0.5 million, or $0.04 per diluted share, compared with a net loss of $0.1 million, or $0.01 per basic share in the third quarter of 2007.

Net income on a non-GAAP basis for the third quarter of 2008, which excludes expenses related to stock based compensation, was a record $0.9 million, or $0.06 per diluted share, compared to a non-GAAP net income of $0.4 million, or $0.03 per diluted share, in the third quarter of 2007.

The Company ended the third quarter of 2008 with net cash, cash equivalents and short-term securities of $34.6 million, compared with $36.0 million as of June 30, 2008. The Company used $1.4 million worth of cash during the quarter, primarily as a result of the Company’s decision to increase inventory levels, due to the overall growth in the business.

“Our third quarter is a continuation of our strong growth in sales and improving profitability, and is driven by the solid business execution that we have shown throughout this and last year,” commented Dr. Yaron Simler, CEO of Scopus. “Most importantly, our third quarter results demonstrate the inherent operating leverage in our business model and our achievements are all the more remarkable given the current global economic slowdown. While the economic situation does add uncertainty, we believe that our high level of net cash and diverse customer base, are enhancing our already strong competitive positioning.”

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The non-GAAP results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the non-GAAP information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

Conference Call Details

The Company will also be hosting a conference call today at 1:00pm ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

The dial in numbers are as follows:

US Dial-in Number:	1 888 668 9141

UK Dial-in Number:	0 800 917 5108

Israel Dial-in Number:	03 918 0609

International Dial-in Number:	+972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Scopus’ website, at: www.scopus.net

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

** Tables to follow **

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	September 30,		December 31,
	2008	2007	2007
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,630	$10,464	$23,090
Short-term deposits	-	23,361	7,227
Trading securities	6,012	-	5,230
Trade accounts receivable (net of allowance for doubtful accounts of $137 and $455 and $152 respectively)	13,758	8,934	12,409
Inventories	13,443	8,888	7,774
Other receivables and current assets	2,896	2,061	2,151

Total current assets	64,739	53,708	57,881

Fixed assets, net	4,278	3,050	3,453

Deposits in general severance fund	219	218	230

Other assets	130	92	105

TOTAL ASSETS	$69,366	$57,068	$61,669

LIABILITIES AND
SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$11,452	$4,435	$6,221
Other payables and current liabilities	11,639	9,350	11,184

Total current liabilities	23,091	13,785	17,405

Liabilities for vacation and severance pay	1,980	1,740	1,945

SHAREHOLDERS' EQUITY:
Ordinary shares	4,561	4,454	4,517
Additional paid-in capital	78,808	76,528	77,428
Other comprehensive income	51	-	72
Accumulated deficit	(39,125)	(39,439)	(39,698)

TOTAL SHAREHOLDERS' EQUITY	44,295	41,543	42,319

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$69,366	$57,068	$61,669

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Nine month ended September 30,		Three month ended September 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Revenues	$55,402	$40,944	$19,897	$15,175	$57,477
Cost of revenues	28,010	21,064	9,790	7,848	29,901

Gross profit	27,392	19,880	10,107	7,327	27,576
Research and development expenses, net of grants from the OCS	10,420	7,808	3,702	2,742	10,675
Sales and marketing expenses	13,126	11,618	4,743	3,747	15,601
General and administrative expenses	3,813	4,113	1,354	1,563	5,692

Operating profit (loss)	33	(3,659)	308	(725)	(4,392)
Financing income, net	572	1,206	224	619	1,673

Profit (loss) before income taxes	605	(2,453)	532	(106)	(2,719)
Income tax expense	(32)	(65)	(14)	(39)	(58)

Net profit (loss)	573	(2,518)	518	(145)	(2,777)

Basic net earnings (loss) per ordinary share	0.04	(0.19)	0.04	(0.01)	(0.20)

Diluted net earnings (loss) per ordinary share	0.04	(0.19)	0.04	(0.01)	(0.20)

Shares used in basic net earnings (loss) per share computation	14,001,032	13,509,988	14,021,821	13,651,381	13,595,346

Shares used in diluted net earnings (loss) per share computation	14,913,792	13,509,988	14,432,484	13,651,381	13,595,346

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info_us@scopus.net www.scopus.net